Immune Therapeutics, Inc.

37 North Orange Avenue, Suite 607

Orlando, FL 32801

December 12, 2016

VIA EDGAR

Securities and Exchange Commission

Division of Corporation Finance

Office of Healthcare and Insurance

100 F Street N.E.

Washington, D.C. 20549

Attention:	Suzanne Hayes, Assistant Director
Christina Thomas
Mary Beth Breslin

RE: Immune Therapeutics, Inc. Registration Statement on Form S-1

File No. 333-214128

REQUEST FOR ACCELERATION OF EFFECTIVENESS

Dear Suzanne Hayes:

Pursuant to Rule 461 promulgated under the Securities Act of 1933, as amended, Immune Therapeutics, Inc. (the “Registrant”) hereby requests acceleration of the effective date of its Registration Statement on Form S-1 (File No. 333-217128), as amended (the “Registration Statement”), so that it may become effective at 5:00 p.m. Eastern Daylight Time on December 14, 2016, or as soon as practicable thereafter. There are no underwriters of the issuance of the securities being registered to join this request for acceleration.

The Registrant hereby authorizes Arden E. Anderson and Gina M. Austin, of Austin Legal Group, APC, to orally modify or withdraw this request for acceleration.

The Registrant hereby acknowledges that:

(i) should the Securities and Exchange Commission (the “Commission”) or the staff, acting pursuant to delegated authority, declare the Registration Statement effective, it does not foreclose the Commission from taking any action with respect to the Registration Statement;

(ii) the action of the Commission or the staff, acting pursuant to delegated authority, in declaring the Registration Statement effective, does not relieve the Registrant from its full responsibility for the adequacy and accuracy of the disclosure in the Registration Statement; and

(iii) the Registrant may not assert comments of the Commission or the staff and the declaration of effectiveness of the Registration Statement as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

We request that we be notified of such effectiveness by a telephone call to Ms. Anderson or Ms. Austin at (619) 254-4459. We also respectfully request that a copy of the written order from the Commission verifying the effective time and date of such Registration Statement be sent to Ms. Anderson or Ms. Austin via facsimile at (619) 881-0045.

Best Regards,

IMMUNE THERAPEUTICS, INC.

/s/ Noreen Griffin
Noreen Griffin
Chief Executive Officer